Exhibit 4.8
Confirmation of Oral Agreement
Whereas, Mr. Qiming Xu and Mr. Hing Tuen Wong entered into two agreements in relation to Fujian Xiniya Garments and Weaving Co., Ltd. (“Fujian Xiniya”) on January 5, 2005 and September 28, 2005, respectively;
Whereas, Mr. Qiming Xu and Mr. Hing Tuen Wong entered into an agreement in relation to Xiniya Holdings Limited (“Xiniya Hong Kong”) on January 3, 2009.
Mr. Qiming Xu and Mr. Hing Tuen Wong hereby confirm that:
1.     Since the incorporation of Fujian Xiniya, Mr. Qiming Xu has held all the rights regarding Fujian Xiniya, including the right to receive dividends from and the right to transfer an equity interest in Fujian Xiniya.
2.     Since the incorporation of Xiniya Hong Kong, Mr. Qiming Xu has held all the rights regarding Xiniya Hong Kong, including the right to receive dividends from and the right to transfer an equity interest in Xiniya Hong Kong.
3.     Mr. Qiming Xu had the rights to enter into certain arrangements with Tung Kwo Li and two other investors (collectively the “Investors”) in December 2005 concerning, among others, return of capital to the Investors, transfer of a 20% interest in Fujian Xiniya to the Investors, transfer of Mr. Qiming Xu’s right to receive dividends to the Investors. Mr. Qiming Xu also had the right to satisfy the terms of such arrangements through the transfer of a 20% interest in Fujian Xiniya.
4.     Mr. Hing Tuen Wong currently has no rights in Fujian Xiniya or Xiniya Hong Kong.
Dated: October 26, 2010

/s/ Qiming Xu
Qiming Xu

/s/ Hing Tuen Wong
Hing Tuen Wong